UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF June 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Cayman Restructuring Progress Update

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) (the “Company”) is pursuing a consensual offshore debt restructuring to restructure its certain US dollar-denominated notes1 through a Scheme of Arrangement pursuant to section 86 of the Cayman Islands Companies Act (2025 Revision) (the “Restructuring”). Upon completion of the Restructuring, the Company will have fully discharged its liabilities under the Scheme Notes, enhancing financial certainty.

As of the date hereof, note holders representing approximately 33% in aggregate principal amount of the Scheme Notes have expressed support for the Restructuring by signing and acceding to the Restructuring Support Agreement (the “RSA”).

The Company hereby announces it will extend the RSA fee deadline to June 30th, 2025. Consenting creditors who meet the requirements and conditions as set out in the RSA may be entitled to receive an RSA Fee (the “RSA Fee”). Details of such entitlement and conditions are outlined in the RSA.

Invitation to Accede

In the interests of all parties involved in the proposed Restructuring, the Company sincerely invites all remaining holders of the outstanding Notes who have not yet acceded to the RSA to review the terms of the RSA and consider acceding to it as soon as practicable.

Holders of the Notes may accede to the RSA by submitting to D.F. KING LTD, in its capacity as the information agent in connection with the Restructuring under the RSA (the “Information Agent”), via the accession portal at https://clients.dfkingltd.com/xinyuan, a duly completed and executed Accession Letter along with valid evidence of beneficial holding.

The Information Agent will also be available to respond to any queries regarding the accession process (contact details will be provided in the RSA).

1 (collectively, the “Scheme Notes”), including 14.5% senior notes due 2023 (ISIN: XS2176792658), 14.2% senior notes due 2023 (ISIN: XS2394748706), 14.0% senior notes due 2024 (ISIN: XS2290806954) and 3.0% senior notes due 2027 (ISIN: XS2639416754)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: June 16, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer